

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

July 14, 2016

Jeremy Feakins
Chairman and Chief Executive Officer
Ocean Thermal Energy Corporation
800 South Queen Street
Lancaster, Pennsylvania 17603

> **Re:** **Ocean Thermal Energy Corporation**
> **Amendment No. 1 to Form 10-12G**
> **Filed June 28, 2016**
> **File No. 000-55573**

Dear Mr. Feakins:

We have reviewed your June 28, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 27, 2016 letter.

Item 1. Business

The Technology, page 4

1.   We note your response to comment 4 and reissue the comment in part. Please disclose the fact that you have not yet built a SWAC or OTEC system and that you can only estimate the cost per kWh of electricity generated by facilities you propose to build. Please also disclose, if true, that SWAC or OTEC systems of the size you plan to build do not yet exist anywhere in the world, providing additional uncertainty as to your expected costs and the feasibility of building such a system. Additionally, the second bullet, which requested disclosure of the basis for your statement on page 5 that fossil-fuel based energy is decreasing in supply and increasing in cost, was not deleted from your filing as indicated in your response. Please remove this statement or disclose the basis for such statement.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Comparison of 2015 to 2014, page 41</u>

2.   We note your response to comment 14 and your revised disclosure on page 41. We have the following comments:

- In your response you state that approximately $2.4 million of the increase in salaries and wages was due to increased stock based compensation expense. Please revise your discussion of this expense to quantify the amount of the 2015 increase in salaries which was attributable to increased stock based compensation expense.

- We note that salaries and wages for fiscal 2015 increased by $3.0 million as compared to salaries and wages for fiscal 2014. You disclose that part of this increase was due to issuances of common stock to several key employees and also disclose that during 2014 you were installing pipe for the land side of the Baha Mar project and that $208,125 in salaries for those employees working directly on the Baha Mar project were capitalized rather than expensed. However, your current disclosure appears to explain only approximately 64 percent of the increase. Please revise your disclosure to ensure it adequately explains and quantifies the reasons for the majority of this increase.

- You disclose that consulting expenses decreased 65% in 2015 compared to 2014. However we note that professional fees decreased by approximately 44% in 2015 compared to 2014. Please revise or explain to us why you believe no revision is necessary for this year-to-year comparison.

- In your response you state that the decrease in consulting expense in 2015 as compared to 2014 is due to fees paid to a financial group that assisted with your merger with BBNA and fees paid to an individual who died in April 2015. Please revise your discussion of results of operations to quantify reasons given for changes in expense line items. Please ensure your revised discussion is comprehensive and complete.

3.   We note your response to comment 15 and your revised disclosure. Please further expand your disclosure to quantify the impact of the bankruptcy of the Baha Mar project developer on your G&A expenses. Also as previously requested please discuss whether any other projects caused a fluctuation in G&A between the years and ensure your discussion of the trend of G&A expenses is compared to the trend of other expenses associated with Baha Mar and other projects.

Item 6. Executive Compensation

Summary Compensation Table, page 52

4.   We note your response to comment 16 and reissue the comment in part. On page F-21, you disclose that during the fiscal year ended December 31, 2015 your company "issued to the chief financial officer 1,000,000 shares of common stock, with a fair value of $850,000, according to a settlement agreement." Please identify this individual and provide the disclosure required by Item 402(m) of Regulation S-K with regard to the compensation earned by or paid to this individual during the fiscal year ended December 31, 2015. Please refer to Items 402(m)(2)(iii) and 402(m)(3) of Regulation S-K for guidance. Please also include this information in your summary compensation table. Please refer to Item 402(n) of Regulation S-K

Financial Statements for the Three Months Ended March 31, 2016 and 2015

Condensed Consolidated Statements of Operations, page F-27

5.   Please tell us why the number of weighted average common shares outstanding used in calculating your basic and diluted net loss per common share for the three months ended March 31, 2016 is unchanged from the weighted average number of common shares outstanding used calculating your net loss per share for the year ended December 31, 2015. We note you had 82,623,066 shares outstanding at December 31, 2015 and that you issued shares during the three months ended March 31, 2016. We may have further comment after reviewing your response.

Note 1 – Summary of Significant Accounting Policies and Organization, page F-30

(G) Business Segments, page F-32

6.   Please revise to present the segment information required by ASC 280-20-50-21 through 50-26 for the three months ended March 31, 2015 or tell us why you believe no such revision is required.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or James Allegretto, Senior Assistant Chief Accountant at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Danilo Castelli, Attorney Advisor at (202) 551-6521, Lisa Kohl, Legal Branch Chief, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Jim Kruse, Esq.